UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No.  Seventeen)*


Buckeye Technologies, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


118255108
(Cusip Number)


December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

NewSouth Capital Management, Inc.
Tax ID #: 62-1237220

2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                        (b)[ ]

3.	 SEC USE ONLY

4.	 CITIZENSHIP OR PLACE OF ORGANIZATION
    	 Tennessee


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.	SOLE VOTING POWER
	2,688,049


6.	SHARED VOTING POWER
	None


7.	SOLE DISPOSITIVE POWER
	3,075,644


8.	SHARED DISPOSITIVE POWER
        None


9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
        PERSON
      3,075,644


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
        N/A


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.0%

12.	TYPE OF REPORTING PERSON*
        I/A








Item 1. (a)  Name of Issuer:

         Buckeye Technologies, Inc.


Item 1. (b)  Address of Issuer's Principal Executive
             Offices:

		 1001 Tilman Street
		 Memphis, TN  38112


Item 2. (a)  Name of Person Filing:

             NewSouth Capital Management, Inc.


Item 2. (b)  Address of Principal Business Office:

             999 S. Shady Grove Rd. Suite 501
             Memphis, TN  38120


Item 2. (c) Citizenship:

            USA


Item 2. (d) Title of Class of Securities:

		Common Stock


Item 2. (e) CUSIP Number:

		118255108


Item 3. (e) /x/ Investment Adviser registered under Section
		203 of the Investment Advisers Act of 1940

Item 4.  Ownership:

(a)	Amount Beneficially Owned:
        3,075,644
(b)	Percent of Class:
        8.0%

(c)	Number of Shares as to which such person has:
(i)	Sole Power to vote or to direct the
        vote:	2,688,049
(ii)	Shared Power to vote or to direct the
        vote:	None
(iii)	Sole Power to dispose or to direct the
        disposition of:	3,075,644
(iv)	Shared Power to dispose or to direct
        the disposition of:	None

Of the 3,075,644 shares being reported, 5,590 or .01% of the outstanding shares of Common Stock of Buckeye Technologies, Inc. are managed by NewSouth Capital Management, Inc. through a Morgan Keegan Preferred Program ("MKPfd") whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth, MKPfd retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Of the 3,075,644 shares being reported, 15,218 or .04% of the outstanding shares of Common Stock of Buckeye Technologies, Inc. are managed by NewSouth Capital Management, Inc. through a Thomas Weisel Partners Investment Management Consulting Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth, Thomas Weisel Partners retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.

Item 5. Ownership of Five Percent or Less of a Class:  N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person:

NewSouth Capital Management is an Investment Advisor and in such capacity acquired the securities on behalf of it's
Advisor clients. No single client's interest relates to more than 5% of the class.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group:  N/A










Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	02/07/2013 as of 12/31/2012


Signature:__________________________

Name: 	David M. Newman
Title:	Vice President